EXHIBIT (a)(5)(i)

CCC Information Services Group Inc.

Offer to Purchase for Cash up to

11,200,000 Shares of its Common Stock

at a Purchase Price of $18.75 Per Share

The offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on August 24, 2004, unless the offer is extended.

July 27, 2004

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated July 27, 2004, and the related Letter of Transmittal in connection with the offer by CCC Information Services Group Inc. (“CCC” or the “Company”), a Delaware corporation, to purchase shares of its common stock, $0.10 par value per share. CCC is offering to purchase up to 11,200,000 shares at a price of $18.75 per share, net to the seller in cash, without interest.

The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer.

The number of shares to be purchased by the Company includes shares that may be tendered upon conditional exercise of vested stock options with an exercise price of less than $18.75 per share (“Option Shares”) and upon the conditional exercise of stock warrants (“Warrant Shares”), as described in Section 3 of the Offer to Purchase. As used in the Offer to Purchase, unless otherwise noted, the term “shares” includes Option Shares and Warrant Shares. The relevant Memo to Optionees and Notice of Instructions (Options), Memo to Holders of Warrants and Notice of Instructions (Warrants), Notice to ESPP Participants and Tender Instruction Form for ESPP Shares or Letter to Participants and Trustee Direction Form, as the case may be, applicable to tenders of Option Shares, shares held in accounts under CCC’s 1998 Employee Stock Purchase Plan, as amended (“ESPP Shares”) and shares held in the CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan, as amended (“401(k) Plan Shares”) described in Section 3 of the Offer to Purchase are also part of the terms of the offer.

Only shares properly tendered and not properly withdrawn will be purchased. Since certain stockholders have indicated that they intend to tender an aggregate of more than 11,200,000 shares, it is expected that tendered shares will be purchased on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, except for for holders of “odd lots” (holdings of fewer than 100 shares) who tender all their shares, which will be purchased on a priority basis. Shares not purchased in the offer will be returned as promptly as practicable following the Expiration Date (as described in Section 1 of the Offer to Purchase).

CCC reserves the right to purchase more than 11,200,000 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission, CCC may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares without amending or extending the offer, as described in Section 15 of the Offer to Purchase.

This offer is not conditioned on any minimum number of shares being tendered. However, the offer is subject to other conditions, including CCC having obtained financing on terms and conditions satisfactory to CCC which, together with excess cash on hand, will be sufficient to purchase shares pursuant to the offer and to pay related fees and expenses.

Optionees holding unexercised vested options granted under the Company’s 2000 Stock Incentive Plan, as amended, and 1997 Stock Option Plan, as amended, participants in CCC’s 1998 Employee Stock Purchase Plan, as amended (the “ESPP”) and the CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan, as amended (the “401(k) Plan”) who wish to tender any of their shares held in accounts under these plans, and holders of warrants to purchase shares who wish to tender any of such shares, must follow the separate instructions and procedures described in Section 3 of the Offer to Purchase.

If at the expiration of the offer more than 11,200,000 shares, or any greater number of shares as the Company may elect to purchase, are properly tendered and not properly withdrawn, the Company will buy shares first from any person (an “Odd Lot Holder”) who owns beneficially or of record an aggregate of fewer than 100 shares (not including any shares held in the ESPP or in the 401(k) Plan) and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, who properly tenders all their shares, and then on a pro rata basis from all other stockholders who properly tender shares, subject to the conditional tender provisions.

A tender of your shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender your shares held by us for your account.

Accordingly, we request instructions as to whether you wish to tender any or all of the shares held by us for your account, upon the terms and subject to the conditions of the offer.

Please note the following:

1.	Shares may be tendered at a price of $18.75 per share, as indicated in the attached Instruction Form, net to the seller in cash, without interest.

2.	The offer is not conditioned on any minimum number of shares being tendered. However, the offer is subject to other conditions described in the Offer to Purchase, including the Company having obtained financing on terms and conditions satisfactory to CCC which, together with excess cash on hand, will be sufficient to purchase shares pursuant to the offer and to pay related fees and expenses.

3.	The offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Tuesday, August 24, 2004, unless the offer is extended.

4.	The 11,200,000 shares that CCC is offering to purchase pursuant to the offer represent approximately 36.9% of CCC’s shares outstanding (including the 1,795,272 Option Shares, and 1,842,541 Warrant Shares that are outstanding) on June 30, 2004.

5.	None of CCC, its Board of Directors, the Dealer Managers, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the offer. Certain major stockholders, directors and officers of CCC have indicated that they intend to tender, in the aggregate, approximately 13,810,508 shares beneficially owned by them (including shares underlying certain exercisable warrants and options). You should discuss whether to tender your shares with your broker or other financial or tax advisor.

6.	The purchase price will be paid net to the tendering stockholders in cash, without interest, for all shares purchased. Tendering stockholders who hold shares registered in their own name and who tender their shares directly to the Depositary, holders of options who conditionally exercise their options and tender the underlying Option Shares and holders of ESPP Shares and 401(k) Plan shares who tender such shares will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of shares by CCC in the offer. Stockholders holding shares through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult such nominees to determine whether transaction costs may apply if stockholders tender shares through such nominees and not directly to the Depositary.

The Company will, upon the terms and subject to the conditions of the offer, accept all your shares for purchase if:

•	you own beneficially or of record an aggregate of fewer than 100 shares (not including any shares held in the ESPP or in the 401(k) Plan);

•	you instruct us to tender on your behalf all your shares before the Expiration Date; and

•	you complete the section entitled “Odd Lots” in the attached Instruction Form.

If you wish to have us tender any or all of your shares, please instruct us by completing, executing, detaching and returning the attached Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your shares, all your shares will be tendered unless otherwise indicated on the attached Instruction Form.

Please forward your Instruction Form to us as soon as possible to allow us ample time to tender your shares on your behalf prior to the expiration of the offer.

If, as expected, more than 11,200,000 shares (or a greater number of shares as CCC may elect to purchase) have been properly tendered and not properly withdrawn before the Expiration Date, CCC will purchase properly tendered shares on the basis set forth below:

•	First, CCC will purchase all shares tendered by any Odd Lot Holder who:

(1)	tenders all shares owned beneficially or of record by the Odd Lot Holder (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

(2)	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, after the purchase of all of the shares properly tendered by Odd Lot Holders, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, CCC will purchase all other shares tendered on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, as described in the Offer to Purchase.

If, as expected, more than 11,200,000 shares have been tendered, ESPP Shares, Option Shares, Warrant Shares and 401(k) Plan Shares will also be subject to the same proration as all other shares, with the following additional administrative rules applicable to the ESPP Shares, Option Shares and Warrant Shares and those instructions set forth in Section 3 of the Offer to Purchase:

•	Stockholders tendering ESPP Shares may direct CCC to purchase shares in a specific order. If the holder of ESPP Shares does not so direct, CCC will purchase the ESPP Shares in order of their original purchase price beginning with the lowest purchase price.

•	Optionees who are eligible to conditionally exercise their options and tender the resulting Option Shares may direct the order in which such options will be exercised. If the optionee does not so direct, then options will be exercised based on exercise price, with the lowest priced options exercised first.

•	Holders of warrants who are eligible to conditionally exercise their warrants and tender the resulting Warrant Shares may direct the order in which such warrants will be exercised. If the holder does not so direct, then warrants will be exercised based on exercise price, with the lowest priced warrants exercised first.

The offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of shares of common stock of CCC. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of CCC residing in any jurisdiction in which the making of the offer or acceptance thereof would not be in compliance with the securities laws of that jurisdiction.

Instructions For Tender of Shares of CCC Information Services Group Inc.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated July 27, 2004, and the related Letter of Transmittal in connection with the offer by CCC Information Services Group Inc. (“CCC”), a Delaware corporation, to purchase shares of its common stock, $0.10 par value per share. CCC is offering to purchase up to 11,200,000 shares at a price of $18.75 per share, net to the seller in cash, without interest. CCC’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer.

This will instruct you to tender to CCC, on (our) (my) behalf, the number of shares indicated below (or if no number is indicated below, all shares) which are beneficially owned by (us) (me) and registered in your name, upon the terms and subject to the conditions of the offer.

Number of shares to be tendered:                                       shares.*

ODD LOTS

☐	By checking this box, the undersigned represents that the undersigned is the beneficial or record owner of an aggregate of fewer than 100 shares, all of which are being tendered;

CONDITIONAL TENDER

A tendering stockholder may condition his or her tender of shares upon CCC purchasing a specified minimum number of the shares tendered, all as described in the Offer to Purchase, particularly in Section 6 of the Offer to Purchase. Unless at least the minimum number of shares you indicate below is purchased by CCC pursuant to the terms of the offer, none of the shares tendered by you will be purchased. It is the tendering stockholder’s responsibility to calculate the minimum number of shares that must be purchased if any are purchased, and each stockholder is urged to consult his or her own tax advisor. Unless this box has been checked and a minimum specified, the tender will be deemed unconditional.

☐	Minimum number of shares that must be purchased, if any are purchased: shares.

*	Unless otherwise indicated, it will be assumed that all shares held by us for your account are to be tendered.

The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

SIGN HERE:

Signature(s):

Print Name(s):

Address(es):

Area Code and Telephone Number:

Taxpayer Identification or Social Security Number:

Date:

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